

May 16, 2012

<u>Via E-Mail</u>
Mr. Robert F. Probst
Chief Financial Officer
Beam, Inc.
510 Lake Cook Road,
Deerfield, IL 60015

>   **Re: Beam, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2011**
>   **Filed February 29, 2012**
>   **Form 8-K**
>   **Filed May 3, 2012**
>   **File No. 001-09076**

Dear Mr. Probst:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended December 31, 2011</u>

<u>Notes to Consolidated Financial Statements, page 42</u>

<u>3. Discontinued Operations, page 48</u>

1.   We note that the table presents the combined results of operations of the Home & Security and Golf businesses for purposes of your discontinued operations disclosure. It appears to us that the Home & Security business and the Golf business would each meet the definition of a component of an entity in ASC 205-20-20. Accordingly, please tell us why you do not present separate operational data for each of the Home & Security and Golf businesses.

Items 2.02, 7.01 and 9.01 Form 8-K filed on May 3, 2012

Exhibit 99.1

Reconciliations of GAAP to Non-GAAP Measures (Unaudited), page 9

2.   We note that the titles of your non-GAAP measures are the same as those used for your GAAP measures (e.g., income from continuing operations, operating income and diluted earnings per share – continuing operations). Please confirm to us that in future filings you will use titles and descriptions for your non-GAAP measures that are clearly distinguishable from the titles or descriptions used for GAAP measures.

3.   We note that you present full non-GAAP consolidated income statements for purposes of presenting your results of operations for the three months ended March 31, 2012 and 2011. We believe that the presentation of a full non-GAAP income statement attaches undue prominence to the non-GAAP information, results in the creation of many additional non-GAAP measures (e.g., non-GAAP cost of goods sold, interest expense and selling, general and administrative expense, et al.) and may give the impression that the non-GAAP income statement represents a comprehensive basis of accounting. Please confirm to us that you will not present non-GAAP consolidated income statements in future filings. Refer to Question 102.10 of the Division of Corporation Finance's Compliance & Disclosure Interpretations of the rules and regulations on the use of Non-GAAP Financial Measures for additional guidance. As an alternative, you may present a non-GAAP performance measure reconciled to the most comparable measure calculated in accordance with GAAP.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joanna Lam at (202) 551-3476 or John Archfield at (202) 551- 3315 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Mining